UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Virgin Media Inc.

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(Name of Issuer)

Common Stock, par value $0.01 per share

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(Title of Class of Securities)

62941W101

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(CUSIP Number)

Joshua Bayliss

Virgin Management Ltd.

120 Campden Hill Road

London W8 7AR

United Kingdom

+44 (0)20 7313 2011

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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 5, 2007

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62941W101

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Deutsche Bank Trustee Services (Guernsey) Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,260,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,413,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.46% of Common Stock (based on 327,516,460 shares of Common Stock of Virgin Media Inc. outstanding as of May 7, 2007 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007)

14	TYPE OF REPORTING PERSON OO

*  Solely in its capacity as trustee for The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust, The Leo Trust and The Gemini Trust.

CUSIP No. 62941W101

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Abacus (C.I.) Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,260,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,413,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.46% of Common Stock (based on 327,516,460 shares of Common Stock of Virgin Media Inc. outstanding as of May 7, 2007 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007)

14	TYPE OF REPORTING PERSON OO

*  Solely in its capacity as trustee for The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust.

CUSIP No. 62941W101

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cougar Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,260,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,413,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.46% of Common Stock (based on 327,516,460 shares of Common Stock of Virgin Media Inc. outstanding as of May 7, 2007 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007)

14	TYPE OF REPORTING PERSON IV; OO

CUSIP No. 62941W101

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Plough Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,260,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,413,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.46% of Common Stock (based on 327,516,460 shares of Common Stock of Virgin Media Inc. outstanding as of May 7, 2007 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007)

14	TYPE OF REPORTING PERSON IV; OO

CUSIP No. 62941W101

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard Charles Nicholas Branson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,260,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,413,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.46% of Common Stock (based on 327,516,460 shares of Common Stock of Virgin Media Inc. outstanding as of May 7, 2007 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007)

14	TYPE OF REPORTING PERSON IN

CUSIP No. 62941W101

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gamay Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,260,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,413,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.46% of Common Stock (based on 327,516,460 shares of Common Stock of Virgin Media Inc. outstanding as of May 7, 2007 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007)

14	TYPE OF REPORTING PERSON HC; CO

CUSIP No. 62941W101

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Virgin Group Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,260,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,413,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.46% of Common Stock (based on 327,516,460 shares of Common Stock of Virgin Media Inc. outstanding as of May 7, 2007 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007)

14	TYPE OF REPORTING PERSON HC; CO

CUSIP No. 62941W101

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Corvina Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,260,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,413,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.46% of Common Stock (based on 327,516,460 shares of Common Stock of Virgin Media Inc. outstanding as of May 7, 2007 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007)

14	TYPE OF REPORTING PERSON HC; CO

CUSIP No. 62941W101

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Virgin Entertainment Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,260,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,413,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.46% of Common Stock (based on 327,516,460 shares of Common Stock of Virgin Media Inc. outstanding as of May 7, 2007 as reported on the Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007)

14	TYPE OF REPORTING PERSON HC; CO

Amendment No. 1 to Statement on Schedule 13D

This Amendment No. 1 to Schedule 13D (the “Statement”) relates to shares of Common Stock, $0.01 par value per share (the “Common Stock”), of Virgin Media Inc. (the “Company”).  This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated July 14, 2006 (the “Initial Statement”), filed by the Reporting Persons (as defined in Item 2 hereof).  This Amendment No. 1 is being filed by the Reporting Persons to report that VEIHL has entered into a prepaid collar arrangement with respect to 12,847,860 shares of Common Stock.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.  The Initial Statement is supplementally amended as follows.

Item 2. Identity and Background

Item 2 of the Initial Statement is hereby amended and restated in its entirety as follows:

(a), (b), (c) and (f).  This Statement is being filed jointly by:

(i)  Deutsche Bank Trustee Services (Guernsey) Limited (“DBTSGL”), a company governed under the laws of Guernsey, in its capacity as Trustee, and on behalf, of The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust, The Leo Trust and The Gemini Trust (the “DB Trusts”), trusts governed under the laws of England and Wales; Abacus (C.I.) Limited (“ACIL”), a company governed under the laws of Jersey, in its capacity as Trustee, and on behalf, of The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust (the “Abacus Trusts”) and, together with the DB Trusts, the Trusts”), trusts governed under the laws of England and Wales;

(ii)  Cougar Investments Limited (“Cougar”), a Jersey company;

(iii)  Plough Investments Limited (“Plough”), a Jersey company;

(iv)  Sir Richard Charles Nicholas Branson (“Richard Branson”), a citizen of the United Kingdom;

(v)  Gamay Holdings Limited (“Gamay”), a British Virgin Islands corporation;

(vi)  Virgin Group Holdings Limited (“VGHL”), a British Virgin Islands corporation;

(vii)  Corvina Holdings Limited (“Corvina”), a British Virgin Islands corporation; and

(viii)  Virgin Entertainment Investment Holdings Limited (“VEIHL”), a British Virgin Islands holding company.

VEIHL is a wholly-owned subsidiary of Corvina.  Corvina is held as to approximately 87% by VGHL.  The remaining 13% of Corvina is owned jointly by Gamay and certain senior executives of the Virgin Group.  Gamay is a wholly owned subsidiary of VGHL.  VGHL is jointly owned by Sir Richard Branson, Cougar, Plough, the DB Trusts and the Abacus Trusts.  The principal beneficiaries of the DB Trusts and the Abacus Trusts are Sir Richard Branson and/or certain members of his family.

DBTSGL, ACIL, Cougar, Plough, Richard Branson, Gamay, VGHL, Corvina and VEIHL are collectively referred to herein as the “Reporting Persons.”  Set forth in Annex A attached hereto are the business address and principal business of each of the Reporting Persons.

Set forth in Annex B attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (the “Covered Persons”) as well as the business address, present principal occupation or employment and citizenship of each of the Covered Persons, and is incorporated herein by reference.

(d) and (e). None of the Reporting Persons, or to the best of their knowledge, the Covered Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 5. Interests in Securities of the Issuer

Item 5(a), Item 5(b) and Item 5(c) of the Initial Statement are hereby amended and restated in their entirety as follows:

(a)-(b)  As of the filing date of this Schedule 13D, each of the Reporting Persons may be deemed to have:  (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act); and (ii) shared power to vote or direct the vote of 34,260,959 shares of Common Stock (representing 10.46% of the Company’s outstanding Common Stock as of June 7, 2007) for the reasons set forth below.  As described in Item 6 hereof, 12,847,860 shares of Common Stock owned by VEIHL are subject to a Collar Arrangement (as defined in Item 6 hereof).  The Reporting Persons have retained all voting rights with respect to these shares and accordingly continue to be deemed the beneficial owners of such shares.  As a result of a pledge entered into in connection with the Collar Arrangement, however, the Reporting Persons do not have dispositive power with respect to the Pledged Shares (as defined in Item 6 hereof).

Each of the Reporting Persons other than VEIHL does not directly own any shares of Common Stock.  However, each of the Reporting Persons has the ability to direct the management, business and affairs of its wholly-owned subsidiary, including with respect to voting, or disposal, of the Common Stock held by VEIHL.  VEIHL, which directly holds the shares of Common Stock, has the direct power to vote and dispose of such shares.  The Reporting Persons’ ability to vote and dispose of shares of Common Stock is subject to the terms of the Investment Agreement and to the terms of the Collar Arrangement.  The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

 (c)

To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to shares of Common Stock during the past 60 days by any of the persons named in response to Item 2, other than the entry into the Collar Arrangement described in Item 6, which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby supplemented by the following:

On June 5, 2007, VEIHL entered into a prepaid collar arrangement (the “Collar Arrangement”) with an unaffiliated third party buyer pursuant to which VEIHL wrote a covered call option and purchased a put option over 12,847,860 shares of Common Stock.  Only one of the options can be in the money on June 5, 2009, or an earlier date if the parties agree to terminate the prepaid collar arrangement early (the “Expiration Date”), at which time the in-the-money option will be exercised (and, if it is the call option, settled in cash or in shares of Common Stock or, if it is the put option, settled in cash), and the other option will expire.  If neither option is in the money on the Expiration Date, both options will expire.  As part of the transaction, VEIHL has also received a prepayment of $224,872,294 (the “Prepayment Amount”), equal to the net present value of the amount that may be payable to VEIHL under the put option.  This Prepayment Amount will be repayable by VEIHL on the Expiration Date.  VEIHL has pledged 12,847,860 shares of Common Stock (the “Pledged Shares”) to secure its obligations under the prepaid collar arrangement.  VEIHL will retain voting rights and rights to ordinary dividends under the Pledged Shares during the term of the pledge.  The amount of cash (or number of shares of Common Stock) to be delivered on the Expiration Date will be determined based upon the volume weighted average price of Common Stock on the 20 trading days immediately preceding the Expiration Date of the prepaid collar arrangement (the “Settlement Price”).  The prepaid collar arrangement has a floor price of $19.68 (the

“Floor Price”) and a cap price of $31.98 (the “Cap Price”).  If the Settlement Price is greater than the Cap Price on the Expiration Date, VEIHL will deliver cash (or shares of Common Stock) equal to the difference between the Settlement Price and the Cap Price multiplied by the number of shares of Common Stock underlying the prepaid collar arrangement.  If the Settlement Price is less than the Floor Price on the Expiration Date, VEIHL will receive cash equal to the difference between the Floor Price and the Settlement Price multiplied by the number of shares of Common Stock underlying the prepaid collar arrangement.  The default method of settlement under the prepaid collar arrangement is cash settlement rather than physical settlement.

Forms of the ISDA Master Agreement, Schedule to the ISDA Master Agreement, Confirmation and Credit Support Deed pursuant to which the Collar Arrangement was entered into are attached hereto as Exhibits 99.4, 99.5, 99.6 and 99.7, respectively, and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Initial Statement is hereby supplemented by the following:

Exhibit 99.3

Joint Filing Agreement, dated June 7, 2007

Exhibit 99.4

Form of ISDA Master Agreement

Exhibit 99.5

Form of Schedule to the ISDA Master Agreement

Exhibit 99.6

Form of Confirmation

Exhibit 99.7

Form of Credit Support Deed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 7, 2007

Virgin Entertainment Investment Holdings Limited

  /s/_Frank Dearie

Frank Dearie

Director

Corvina Holdings Limited

  /s/_Frank Dearie

Frank Dearie

Director

Gamay Holdings Limited

  /s/_Frank Dearie

Frank Dearie

Director

Virgin Group Holdings Limited

  /s/_Frank Dearie

Frank Dearie

Director

Sir Richard Branson

  s/_Sir Richard Branson

Cougar Investments Limited

  /s/_Alison Renouf

Alison Renuof

Director

Plough Investments Limited

   s/_Alison Renouf

Alison Renouf

Director

Abacus (C.I.) Limited (as trustee for the Abacus Trusts)

   /s/_Frank Dearie

Frank Dearie

Director

Deutsche Bank Trustee Services (Guernsey) Limited

   /s/_Alison Renouf

Alison Renouf

Director

   /s/_Tracy Martel

Tracy Martel

Authorised Signatory

ANNEX A

Business Address and Principal Business of the Reporting Persons

Name	Business Address	Principal Business
Deutsche Bank Trustee Services (Guernsey) Limited	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	Provision of trust services

Abacus (C.I.) Limited	La Motte Chambers St Helier Jersey JE1 1BJ	Provision of trust services

Cougar Investments Limited	St Paul’s Gate New Street St Helier Jersey JE4 8YP	Investment holding company

Plough Investments Limited	St Paul’s Gate New Street St Helier Jersey JE4 8YP	Investment holding company

Sir Richard Branson	Richard’s House Po Box 1091 The Valley Virgin Gorda Necker Island British Virgin Islands	President of the Virgin Group

Gamay Holdings Limited	La Motte Chambers St Helier Jersey JE1 1BJ	Investment holding company

Virgin Group Holdings Limited	La Motte Chambers St Helier Jersey JE1 1BJ	Investment holding company

Corvina Holdings Limited	La Motte Chambers St Helier Jersey JE1 1BJ	Investment holding company

Virgin Entertainment Investment Holdings Limited	La Motte Chambers St Helier Jersey JE1 1BJ	Investment holding company

ANNEX B

Directors and Officers of Deutsche Bank Trustee Services (Guernsey) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Alison Jane Renouf	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	Guernsey

Paul E Shevlin	Company Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	UK

Sara Louise Farrell	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	Guernsey

Wayne David Martel	Accountant	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	Guernsey

Nicholas James Harwood	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	Guernsey

Michael Preston	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	Guernsey

Jeremy Laurence Mann	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	Guernsey

Directors and Officers of Abacus (C.I.) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
David Anthony Brookland		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Frank Dearie		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Elizabeth Mary Le Poidevin		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Philip James Jack Le Vesconte		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Peter Duncan Morin		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Andrew David Perree		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Stephen Romeril		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Wayne Tallowin		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Janet Elizabeth Taylor		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Richard Henry Wilson		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

William Thomas Wilson		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Michael David de Figueiredo	La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Directors and Officers of Cougar Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship

Alison Jane Renouf	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	Guernsey

Nicola J. Margetts	Company Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	UK

Sara Louise Farrell	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	Guernsey

Alec Bain	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	UK

Adaliz Lavarello	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	UK

Tracy Martel	Trust Assistant Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	Guernsey

Directors and Officers of Plough Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship

Alison Jane Renouf	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	Guernsey

Nicola J. Margetts	Company Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	UK

Sara Louise Farrell	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	Guernsey

Alec Bain	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	UK

Adaliz Lavarello	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	UK

Tracy Martel	Trust Assistant Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	Guernsey

Directors and Officers of Gamay Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Frank Dearie Director	Trust Director	Abacus Financial Services Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Trust Manager	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 305 Cours de Rive Geneva 1204 Switzerland	UK

Andreas Tautscher Alternate Director to Alison Jane Renouf and Mark Poole	COO of Deutsche Bank International Limited	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GY1 3WT	Austria
Barry Stinton Alternate Director to Alison Jane Renouf and Mark Poole		Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT
Paul Fauvel Alternate Director to Stephen Murphy and Frank Dearie		Abacus Financial Services Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ

Ian Cuming Alternate Director to Stephen Murphy and Frank Dearie	Abacus Financial Services Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ

Directors and Officers of Corvina Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Frank Dearie Director	Trust Director	Abacus Financial Services Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Trust Manager	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 305 Cours de Rive Geneva 1204 Switzerland	UK
Andreas Tautscher Alternate Director to Alison Jane Renouf and Mark Poole	COO of Deutsche Bank International Limited	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GY1 3WT	Austria
Barry Stinton Alternate Director to Alison Jane Renouf and Mark Poole		Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GY1 3WT
Paul Fauvel Alternate Director to Stephen Murphy and Frank Dearie		Abacus Financial Services Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ
Ian Cuming Alternate Director to Stephen Murphy and Frank Dearie		Abacus Financial Services Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ

Directors and Officers of Virgin Entertainment Investment Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Frank Dearie Director	Trust Director	Abacus Financial Services Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Trust Manager	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 305 Cours de Rive Geneva 1204 Switzerland	UK

Andreas Tautscher Alternate Director to Alison Jane Renouf and Mark Poole	COO of Deutsche Bank International Limited	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GY1 3WT	Austria
Barry Stinton Alternate Director to Alison Jane Renouf and Mark Poole		Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GY1 3WT
Paul Fauvel Alternate Director to Stephen Murphy and Frank Dearie		Abacus Financial Services Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ
Ian Cuming Alternate Director to Stephen Murphy and Frank Dearie		Abacus Financial Services Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ

To the best of the Reporting Persons’ knowledge:

(a)	None of the above persons hold any Shares.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

Exhibit 99.3

Joint Filing Agreement

The undersigned hereby agrees that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Act of 1934, as amended, with respect to the shares of common stock of Virgin Media Inc.  The undersigned further agree and acknowledge that such shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:  June 7, 2007

Virgin Entertainment Investment Holdings Limited

  /s/ Frank Dearie

Frank Dearie

Director

Corvina Holdings Limited

  /s/ Frank Dearie

Frank Dearie

Director

Gamay Holdings Limited

  /s/ Frank Dearie

Frank Dearie

Director

Virgin Group Holdings Limited

  /s/ Frank Dearie

Frank Dearie

Director

Sir Richard Branson

  /s/ Sir Richard Branson

Cougar Investments Limited

  /s/ Alison Renouf

Alison Renuof

Director

Plough Investments Limited

  /s/ Alison Renouf

Alison Renouf

Director

Abacus (C.I.) Limited (as trustee for the Abacus Trusts)

  /s/ Frank Dearie

Frank Dearie

Director

Deutsche Bank Trustee Services (Guernsey) Limited

  /s/ Alison Renouf

Alison Renouf

Director

  /s/ Tracy Martel

Tracy Martel

Authorised Signatory